Exhibit 99.3

Exhibit 99.3 Extract of audited financial results ofWipro Limited and its subsidiaries forthe quarter ended September 30,2018 Consolidated Audited Financial Results of Wipro Limited under IFRS (?in millions, except share and per share data, unless otherwise stated) Particulars Quarter ended September 30, 2018 Half year ended September 30, 2018Quarter ended September 30, 2017 Total income from operations (net) 146,896 289,973134,687 Net Profit / (Loss) before tax, exceptional and extraordinary items 24,203 51,00428,321 Net Profit / (Loss) before tax but after exceptional and extraordinary items 24,203 51,00428,321 Net Profit / (Loss) after tax, exceptional and extraordinary items 18,856 39,79221,895 Total Comprehensive Income aftertax 21,083 39,38421,469 Equity Share Capital 9,048 9,0489,733 Reserves excluding Revaluation Reserve 511,954 511,954552,717 Earnings Per Share (after extraordinary items) (of T 2/- each) Basic: 4.19 8.904.52 Diluted: 4.19 8.894.52 The audited interim consolidated financial results of the Company for the three and six months ended September 30,2018 have been approved by the Board of Directors of the Company at its meeting held on October 24,2018. The statutory auditors have expressed an unmodified audit opinion.

Financial Results of Wipro Limited under Ind AS The interim condensed financial results are prepared in accordance with Indian Accounting Standards (Ind AS), the provisions of the Companies Act, 2013 (“the Companies Act”), as applicable and guidelines issued by the Securities and Exchange Board of India (“SEBI”).The Ind AS are prescribed under Section 133 of the Act read with Rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016. These financial statements, are prepared in accordance with Ind AS. Consolidated Audited Financial Results of Wipro Limited under Ind AS Particulars Quarter ended September 30, 2018 Half year ended September 30, 2018Quarter ended September 30, 2017 Total income from operations (net) 145,679 287,985134,234 Net Profit / (Loss) before tax, exceptional and extraordinary items 24,204 51,00728,323 Net Profit / (Loss) before tax but after exceptional and extraordinary items 24,204 51,00728,323 Net Profit 1 (Loss) after tax, exceptional and extraordinary items 18,857 39,79521,896 Total Comprehensive Income aftertax 20,862 38,98021,432 Equity Share Capital 9,048 9,0489,733 Reserves excluding Revaluation Reserve 507,877 507,877549,094 Earnings Per Share (after extraordinary items) (of ? 2/- each) Basic: 4.19 8.904.52 Diluted: 4.19 8.894.52 The audited interim consolidated financial results (under Ind AS) of the Company for the three and six months ended September 30,2018 have been approved by the Board of Directors of the Company at its meeting held on October 24,2018. The statutory auditors have expressed an unmodified audit opinion.

Standalone Audited Financial Results of Wipro Limited under Ind AS

Particulars	Quarter ended September 30, 2018	Half year ended September 30, 2018	Quarter ended September 30, 2017
Total income from operations (net)	**120,023**	235,698	110,505
Net Profit / (Loss) before tax, exceptional and extraordinary items	**21,663**	45,887	27,601
Net Profit / (Loss) before tax but after exceptional and extraordinary items	**21,663**	45,887	27,601
Net Profit / (Loss) after tax, exceptional and extraordinary items	**16,074**	35,297	21,343
Total Comprehensive Income after tax	**12,048**	29,769	18,507
Equity Share Capital	**9,048**	9,048	9,733
Reserves excluding Revaluation Reserve	**442,629**	442,629	495,294
Earnings Per Share (after extraordinary items) (of ₹ 2/- each)			
Basic:	**3.57**	7.84	4.40
Diluted:	**3.56**	7.82	4.40

The audited interim financial results of the Company for the three and six months ended September 30, 2018 have been approved by the Board of Directors of the Company at its meeting held on October 24, 2018. The statutory auditors have expressed an unmodified audit opinion.

NOTES:

1. The above is an extract of the detailed format of Quarterly Financial Results filed with the Stock Exchanges under Regulation 33 of the SEBI (Listing and Other Disclosure Requirements) Regulations, 2015. The full format of the Quarterly Financial Results are available on the Bombay Stock Exchange website (URL: www.bseindia.com/corporates), the National Stock Exchange website (URL: www.nseindia.com/corporates) and on the Company's website (URL: www.wipro.com).

By Order of the Board,
For Wipro Ltd.
Azim H Premji
Chairman & Managing Director

Place: Bangalore
Date: October 24, 2018

Registered Office: Wipro Limited, Doddakanneli, Sarjapur Road, Bangalore-560 035, India
Website: www.wipro.com | Email id: info@wipro.com | Tel: +91-80-2844 0011 | Fax: +91-80-2844 0054
CIN: L32102KA1945PLC020800